Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2007

Mr. Jean-Claude Leroy
Chief Financial Officer
sanofi-aventis
174, Avenue de France
75013 Paris, France

Re: sanofi-aventis
**   Form 20-F for the Fiscal Year Ended December 31, 2005**
**   File No. 001-31368**

Dear Mr. Leroy:

        We have reviewed your January 23, 2007 response to our December 22, 2006 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 66
Presentation of Net Sales, page 71
Developed Sales, page 72

1.   Please refer to your response to our prior comment number one. Please revise your proposed table to distinguish the company's consolidated sales from the sales relating to Bristol-Myers Squibb in your discussion. Also provide to us a revised discussion of the narrative that will introduce and surround this discussion to get a better understanding of why you feel that this information is appropriate.

<u>Consolidated Income Statements, page 158</u>

2.   Refer to your response to comment two. We maintain that your description of "Operating income – current" appears to be in conflict with the guidance of paragraph 85 of IAS 1 in that, while not specifically referencing these items as extraordinary, the current presentation holds them out to be similar in nature. We also continue to believe that the current presentation of these amounts fails to consider directly the thought process included in paragraph BC13 of IAS 1. Please confirm that you will not present this as a line item total in all of your future filings.

<u>D.22. Legal and arbitral proceedings, page 217</u>

3.   Refer to your response to comment six. Paragraph 92 indicates that withholding this information would be appropriate in "extremely rare cases." The additional description that you propose and your prior response do not seem to link the instances where this occurred to the actual proceeding. It also does not seem to include sufficient understanding of how these fit in to the "extremely rare cases" that prevent this disclosure. Please revise your proposed disclosure to clarify the extremely rare cases in which this guidance would apply. For those instances that are not extremely rare, please provide to us proposed revisions to your disclosure illustrating how it complies with the relevant guidance in IAS 37.

                                            *   *   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                            Sincerely,

                                            Jim B. Rosenberg
                                            Senior Assistant Chief Accountant